               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 11-K


     [ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the Fiscal Year Ended December 31, 1998

                               OR

    [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  Commission File Number 1-800


                       Title of the Plan -

               SPECIAL INVESTMENT AND SAVINGS PLAN
                      FOR WRIGLEY EMPLOYEES


        Name and Address of the Issuer of the Securities
                   Held Pursuant to the Plan -

                     WM. WRIGLEY JR. COMPANY
                     (Delaware Corporation)

                    410 North Michigan Avenue
                     Chicago, Illinois 60611

                            SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Special Investment and Savings Plan Committee, as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                    WM. WRIGLEY JR. COMPANY
                               SPECIAL INVESTMENT AND SAVINGS
                                            PLAN


                              By:     /s/ WM. M. PIET
                                          Wm. M. Piet
                                 The Benefits Committee Member
                                 and Vice President-Corporate
                                 Affairs and Assistant to the
                                 President, Wm. Wrigley Jr. Company


Date:  June 2, 1999

                      Financial Statements
                      and Supplemental Schedules

                      Special Investment and Savings Plan
                      for Wrigley Employees

                      December 31, 1998 and 1997
                      with Report of Independent Auditors

                      Employer Identification #36-1988190
                      Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Financial Statements and Supplemental Schedules


Years ended December 31, 1998 and 1997


Contents

Report of Independent Auditors                           1

Financial Statements

Statement of Assets Available for Benefits,
With Fund Information -
 December 31, 1998                                      2
Statement of Assets Available for Benefits,
With Fund Information -
 December 31, 1997                                      3
Statement of Changes in Assets Available for
Benefits, With Fund Information -
 Year ended December 31, 1998                           4
Statement of Changes in Assets Available for
Benefits, With Fund Information -
 Year ended December 31, 1997                           5
Notes to Financial Statements                           6


Supplemental Schedules

Line 27a - Schedule of Assets Held for
Investment Purposes                                     16
Line 27d - Schedule of Reportable Transactions          17

Report of Independent Auditors

The Special Investment and Savings Plan Committee
Special Investment and Savings Plan
 for Wrigley Employees

We have audited the accompanying statements of assets available for benefits of the Special
Investment and Savings Plan for Wrigley
Employees as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended.
These financial statements are the
responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for each of the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income
Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




April 23, 1999


                                                                                                               EIN 36-198190
                                                                                                               Plan #004
Special Investment and Savings Plan
for Wrigley Employees

Statement of Assets Available for Benefits,
With Fund Information

December 31, 1998

                                                                  Fund Information
                                                                                       Putnam
                                         Putnam      Putnam                            OTC &       Putnam
                                         Stable      Growth &   Putnam      Putnam     Emerging    International Wrigley   Putnam
                                         Value       Income     Vista       Income     Growth      Growth        Stock     Loan
                               Total     Fund        Fund       Fund        Fund       Fund        Fund          Fund      Fund
Assets
Investments, at fair value:
Shares of registered
investment companies:
Putnam Stable
 Value Fund             $34,639,540  $34,639,540 $         - $        - $         - $       -  $      -  $     -     $        -
Putnam Growth &
 Income Fund             19,678,530            -  19,678,530          -           -         -         -        -              -
Putnam Vista Fund        11,549,683            -           -   11,549,683         -         -         -        -              -
Income                    2,105,319            -           -          -     2,105,319       -         -        -              -
Emerging Growth           2,473,489            -           -          -          -    2,473,489       -        -              -
International Growth      3,566,433            -           -          -          -         -    3,566,433      -              -
Wrigley Stock Fund:
Wm. Wrigley Jr. Company
Common Stock (3,449,143
shares;
cost - $77,252,374)     308,913,888            -           -          -          -         -           -   308,913,888        -
Wm. Wrigley Jr. Company
Class B Common Stock
(651,466 shares;
cost - $1,575,417)       58,346,924            -           -          -          -         -           -    58,346,924        -
Participants' loans        7,686,808           -           -          -          -         -           -            -   7,686,808
Invested cash                 20,421           -           -          -          -         -           -        20,421        -
Total investments        448,981,035  34,639,540  19,678,530  11,549,683  2,105,319  2,473,489  3,566,433  367,281,233  7,686,808
Assets available for
 benefits               $448,981,035 $34,639,540 $19,678,530 $11,549,683 $2,105,319 $2,473,489 $3,566,433 $367,281,233 $7,686,808
Assets available for
benefits:
Participants' contributions
including earnings      $191,703,092 $34,639,540 $19,678,530 $11,549,683 $2,105,319 $2,473,489 $3,566,433 $110,003,290 $7,686,808
Employer's contributions
including earnings       257,277,943          -          -         -         -         -         -         257,277,943         -
Assets available for
benefits                $448,981,035 $34,639,540 $19,678,530 $11,549,683 $2,105,319 $2,473,489 $3,566,433 $367,281,233 $7,686,808

See notes to financial statements.

                                                                                                               EIN 36-1988190
                                                                                                                    Plan #004
Special Investment and Savings Plan
for Wrigley Employees

Statement of Assets Available for Benefits,
With Fund Information

December 31, 1997

                                                                          Fund Information
                                                                                                Putnam
                                         Putnam      Putnam                                     OTC &      Putnam
                                         Stable      Growth &     Putnam          Putnam        Emerging   International Wrigley
                                         Value       Income       Vista           Income        Growth     Growth        Stock
                               Total     Fund        Fund         Fund            Fund          Fund       Fund          Fund


Assets
Investments, at fair value:
Shares of registered
investment companies:
Putnam Stable Value Fund    $35,008,846 $35,008,846 $          - $         -     $        -  $        -  $        -    $        -
Putnam Growth & Income Fund  19,416,572           -   19,416,572           -              -           -           -             -
Putnam Vista Fund            11,873,626           -            -  11,873,626              -           -           -             -
Income                        2,256,535           -            -           -      2,256,535                       -             -
Emerging Growth               2,015,959           -            -           -              -   2,015,959           -             -
International Growth          2,597,486           -            -           -              -           -    2,597,486            -
Wrigley Stock Fund:
Wm. Wrigley Jr. Company
Common Stock
(3,656,438 shares;
cost- $64,736,358)          290,915,327           -            -           -              -           -            -  290,915,327
Wm. Wrigley Jr. Company
Class B Common Stock
(727,768 shares;
cost - $1,739,119)           57,903,083           -            -           -              -           -            -   57,903,083
Participants' loans           6,509,885   1,456,420      269,098     102,766          3,531      (3,662)      79,598    4,602,134
Invested cash                    16,484           -            -           -              -           -            -       16,484
Total investments           428,513,803  36,465,266   19,685,670  11,976,392      2,260,066   2,012,297    2,677,084  353,437,028
Receivables:
Employers' contributions         43,810           -            -           -              -           -            -       43,810
Participants' contributions     149,762      33,174       17,043      11,070          1,312       4,474        4,445       78,244
Total receivables               193,572      33,174       17,043      11,070          1,312       4,474        4,445      122,054
Assets available for
benefits                   $428,707,375 $36,498,440  $19,702,713 $11,987,462     $2,261,378   $2,016,771  $2,681,529 $353,559,082

Assets available for
benefits:
Participants' contributions
including  earnings        $179,368,549 $36,498,440 $19,702,713  $11,987,462     $2,261,378   $2,016,771 $2,681,529 $104,220,256
Employer's contributions
including earnings          249,338,826           -           -            -              -            -          -  249,338,826
Assets available for
benefits                   $428,707,375 $36,498,440 $19,702,713  $11,987,462     $2,261,378   $2,016,771 $2,681,529 $353,559,082

See notes to financial statements.


                                                                                                               EIN 36-1988190
                                                                                                               Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Statement of Changes in Assets Available for
Benefits,
With Fund Information

Year ended December 31, 1998

                                                  Fund Information
                                                                               Putnam
                                    Putnam      Putnam                         OTC &       Putnam
                                    Stable      Growth &   Putnam   Putnam     Emerging    International Wrigley   Putnam
                                    Value       Income     Vista    Income     Growth      Growth        Stock     Loan
                          Total     Fund        Fund       Fund     Fund       Fund        Fund          Fund      Fund
Additions
Investment income:
Dividends:
Putnam mutual funds   $4,996,146  $ 2,114,553 $ 1,751,025 $ 833,619  $ 118,555 $ 76,317      $102,077    $   -      $     -
Wm. Wrigley Jr.Company
Common Stock           4,548,476           -            -         -          -            -         -     4,548,476       -
Wm. Wrigley Jr. Company
Class B Common Stock     881,178           -            -         -          -            -         -       881,178       -
                      10,425,800   2,114,553    1,751,025   833,619    118,555       76,317   102,077     5,429,654       -
Interest:
Invested cash             34,775           -            -         -          -            -         -        34,775       -
Participants' loans      445,104           -            -         -          -            -         -            -  445,104
Total investment
 income               10,905,679   2,114,553    1,751,025   833,619    118,555       76,317    102,077   5 ,464,429 445,104

Net realized and
unrealized appreciation
in fair value of
investments           45,501,947           -      969,694   904,962      (41,379)   153,596   398,047     43,117,027     -

Contributions:
Participants           9,588,579    1,505,440   1,241,973   909,855      118,196    405,681   401,89       5,005,536     -
Employer               3,201,618            -           -         -            -          -         -      3,201,618     -
Total contributions   12,790,197    1,505,440   1,241,973   909,855      118,196    405,681   401,898      8,207,154     -
Deductions
Distributions to
participants         (48,866,447) (13,211,793) (3,768,387) (1,136,277)  (630,216)  (426,693) (336,596    (29,105,041)(251,444)
Forfeitures, allocable
to future employer
contributions            (57,716)           -           -           -          -          -         -        (57,716)    -
Transfers of investment
direction, net                 -    7,732,900    (218,488) (1,949,938)   278,785    247,817   319,478    (13,903,702) 7,493,148
Increase (decrease) in
assets available
for benefits          20,273,660   (1,858,900)    (24,183)   (437,779)  (156,059)   456,718   884,904     13,722,151  7,686,808
Assets available for
benefits at beginning
of year              428,707,375   36,498,440  19,702,713  11,987,462  2,261,378  2,016,771  2,681,529    353,559,082
Assets available for
benefits at end
of year             $448,981,035  $34,639,540 $19,678,530 $11,549,683 $2,105,319 $2,473,489 $3,566,433   $367,281,233 $7,686,808

See notes to financial statements.


                                                                                                               EIN 36-1988190
                                                                                                               Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Statement of Changes in Assets Available for Benefits,
With Fund Information

Year ended December 31, 1997

                                                               Fund Information
                                                                                            Putnam
                                Putnam      Putnam                       Putnam              OTC &      Putnam
                                Stable      Growth &     Putnam          Global    Putnam    Emerging   International  Wrigley
                                Value       Income       Vista           Growth    Income    Growth     Growth         Stock
                      Total     Fund        Fund         Fund            Fund      Fund      Fund       Fund           Fund
Additions
Investment income:
Dividends:
Putnam mutual funds $  5,748,037 $ 2,067,064   $ 2,605,024  $   849,153   $      -    $  70,202  $  -    $  156,594  $         -
Wm. Wrigley Jr.
 Company Common Stock  4,352,631           -             -            -          -            -     -             -     4,352,631
Wm. Wrigley Jr.
 Company Class B
 Common Stock            908,584           -             -            -          -            -     -             -       908,584
                      11,009,252   2,067,064     2,605,024      849,153          -       70,202     -        156,594    5,261,215
Interest:
Invested cash              6,538        (139)            -            -          -            -     -             -         6,677
Participants' loans      401,300      48,480        21,147       12,864      4,962          636    2,247       7,443      303,521
                         407,838      48,341        21,147       12,864      4,962          636    2,247       7,443      310,198
Total investment
 income               11,417,090   2,115,405     2,626,171      862,017      4,962       70,838    2,247     164,037    5,571,413

Net realized and
unrealized appreciation
in fair value of
investments          108,440,233           -     1,153,037    1,477,182    351,082       22,647  273,176      76,651  105,086,458

Contributions:
Participants           9,070,559   1,738,650     1,234,580      828,934    183,802       77,809  230,747     287,433    4,488,604
Employer               3,226,290           -             -            -          -            -        -          -     3,226,290
Total contributions   12,296,849   1,738,650     1,234,580      828,934    183,802       77,809  230,747     287,433    7,714,894

Deductions
Distributions to
participants         (39,919,653)(13,913,509)   (4,337,651)  (2,145,230)  (367,215)     (28,872) (18,825)   (337,440)(18,770,911)
Forfeitures, allocable
to future employer
contributions            (45,341)          -             -            -          -            -        -           -     (45,341)
Transfers of investment
direction, net                 -  14,211,960     3,925,355      826,930 (4,897,256)   2,118,956 1,529,426  2,490,848 (20,206,219)
Increase (decrease) in
assets available for
benefits              92,189,178   4,152,506     4,601,492    1,849,833 (4,724,625)   2,261,378 2,016,771  2,681,529   79,350,294
Assets available for
benefits at beginning
of year              336,518,197  32,345,934    15,101,221   10,137,629  4,724,625           -          -         -   274,208,788
Assets available for
benefits at end of
year                $428,707,375 $36,498,440   $19,702,713  $11,987,462 $       -   $2,261,378 $2,016,771 $2,681,529 $353,559,082

See notes to financial statements.

EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements

Years ended December 31, 1998 and 1997


1.  Description of the Plan

The following is a brief description of the Special
Investment and Savings Plan for Wrigley
Employees (the Plan) in effect at December 31,
1998, and is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Participation and Contributions

The Plan was established, effective January 1,
1975, for the employees of Wm. Wrigley Jr.
Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income
Security Act of 1974 (ERISA). Effective January
1, 1998, employees are eligible to participate in the Plan the first of the month following or coincident with their hire date. Prior to January 1, 1998, employees were generally eligible after one year of service. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. A participant's account balances are valued daily for participant and Employer contributions, investment income, and net appreciation
(depreciation) in fair value of investments.
The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 15% of base salary, subject to an annual limit as required by the Internal Revenue Service (IRS). Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants' contributions up to 6% of base salary. All Employer contributions are invested in the Wrigley Stock Fund.

Participant and Employer contributions for the two years ended December 31, 1998, were as follows:


                                         1998                             1997
                                 Employer     Participants        Employer     Participants
Wm. Wrigley Jr. Company       $2,653,575     $7,996,460          $2,682,052  $7,538,310
L. A. Dreyfus Company         237,261         645,598               233,272     832,094
Amurol Products Company       281,523         823,290               281,446     625,797
Northwestern Flavors, Inc.     29,259         123,231                29,520      74,358
                           $3,201,618      $9,588,579            $3,226,290  $9,070,559

The Putnam Fiduciary Trust Company, as Trustee under the Special Investment and Savings Plan
Trust for Wrigley Employees (Trust), dated
January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective short-term investment fund at Putnam Fiduciary Trust Company.

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions.
The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant's accounts as of the last preceding valuation date. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through payroll deductions.
Loans shall bear a reasonable rate of interest, established annually by the Committee, generally equal to, for any Plan year, the prime interest rate minus 1% (effective October 1, 1999, the loan interest will be changed to prime interest rate). As of Plan year 1998, the Loan Fund is disclosed in the columnar format on the Statement of Assets
Available for Benefits and the Statement of Changes in Assets Available for Benefits.
Investment Options and Transfers
Upon enrollment in the Plan, a participant may direct employee contributions, in 5% increments, in any of eight investment options.



1.   Description of the Plan (continued)

     Putnam Stable Value Fund - Funds are invested in shares of a registered investment company that seeks low-risk fixed-income investments in annuity contracts, certificates of deposit, and U.S. Treasury and government agency obligations.

     Putnam Growth and Income Fund - Funds are invested in shares of a registered investment company that seeks capital growth and current income through investments in common stocks, corporate bonds, and U.S. government securities.

     Putnam Vista Fund - Funds are invested in shares of a registered investment company that seeks capital appreciation through investments in growth and value common stocks.

     Putnam Global Growth Fund - Funds are invested in shares of a registered investment company that seeks capital appreciation through investments in a globally diversified portfolio of common stocks. Effective June 30, 1997, the Global Growth Fund was no longer a Fund option. All assets were transferred to other funds.

     Putnam Income Fund - Funds are invested in shares of a registered investment company that seeks high current income through investments in debt securities, preferred stocks, and dividend-paying common stocks.

     Putnam OTC & Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks capital appreciation through investments primarily in common stocks of "emerging growth" companies.

     Putnam International Growth Fund - Funds are invested in shares of a registered investment company that seeks capital appreciation through investments in equity securities of companies primarily located in a country other than the United States.

     Wrigley Stock Fund - Funds are invested in Wm. Wrigley Jr.
     Company common stock.

Participants may change their investment direction on any day, in 1% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds on any day, in 1% increments, to any other investment fund or funds. After reaching age 54, participants may make a one-time election to diversify their Company contribution account into any other investment fund or funds. Changes in investment direction or transfers can be made by calling Putnam directly or by written authorization.

Vesting

Effective January 1, 1998, due to change in eligibility, a participant's portion of the Employer matching contributions, including investment income and realized and unrealized gains and losses on investments, is fully vested after five years of service. Prior to January
1, 1998, participants vested after four years of participation in the Plan (at the rate of 25% for each year). A participant also becomes fully vested after one of the following events:
death, or termination of employment if the participant: (i) retires after reaching age 55; (ii) is permanently disabled; or (iii) enters the Armed
Forces of the United States. Participants are always fully vested in their taxdeferred and regular deposit accounts.

Withdrawals

Active participants may make a withdrawal from the Plan once during a calendar quarter on any day. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

Distributions to Participants

Active participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an annuity, or a combination thereof.

Charges and Deductions

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants on subsequent employer deposits.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Internal Revenue Code (IRC) and ERISA. In the event the Plan is terminated, participants would automatically become fully vested and the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.

2.  Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value.
The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr.
Company Common Stock is valued at its quoted market price on the New York Stock Exchange.
There is no established public trading market for the Wm. Wrigley Jr. Company Class B Common
Stock. However, because the Class B Common Stock is at all times convertible into Common Stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company's Common Stock. Participant loans are valued at cost which approximates fair value.

Contributions

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants' contributions.

Security Transactions

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

The components of net realized and unrealized appreciation (depreciation) in fair value of investments (including investments bought, sold, and held) for the two years ended
December 31, 1998, are as follows:


                                    Putnam        Putnam                        Putnam                     Putnam   Putnam
                                    Stable        Growth &       Putnam         Global     Wrigley  Putnam OTC      International
                                    Value         Income         Vista          Growth     Stock    Income Emerging Growth
                                    Fund          Fund           Fund           Fund       Fund     Fund   Fund     Fund
1998:
Proceeds from sale of
  investments or withdrawals
  of stock                      $ -          $5,994,115     $7,889,536    $    -   $  45,266,340 $1,646,221 $1,466,050 $1,602,728
Cost of securities
                                  -           5,369,048      7,592,046         -       8,392,573  1,641,894  1,399,557  1,520,760
Realized gain
                                  -             625,067        297,490         -      36,873,767      4,327     66,493     81,968
Change in unrealized
  appreciation on investments     -             344,627        607,472         -       6,243,260    (45,706)    87,103    316,079
Net realized and unrealized
  appreciation (depreciation)
  in fair value                 $ -          $  969,694    $   904,962    $    -    $ 43,117,027 $  (41,379) $ 153,596  $ 398,047
1997:
Proceeds from sale of
 investments or withdrawals
 of stock                       $ -          $7,633,338     $6,027,043   $5,245,323 $ 45,486,845 $  428,355 $ 842,492 $ 1,039,670
Cost of securities
                                  -           6,591,197      5,090,002    4,566,699   15,663,781    427,588   799,676     966,172
Realized gain
                                  -           1,042,141        937,041      678,624   29,823,064        767     42,816     73,498
Change in unrealized
 appreciation on investments      -             110,896        540,141     (327,542)  75,263,394     21,880    230,360      3,153
Net realized and unrealized
 appreciation in fair value     $ -          $1,153,037     $1,477,182   $  351,082 $105,086,458 $   22,647  $ 273,176 $   76,651


3.  Investments

The per share market value of Wm. Wrigley Jr.
Company Common Stock at December 31, 1998 and
1997, is as follows:

                                             1998          1997

Wm. Wrigley Jr. Company Common Stock       $89.563       $79.562

4.  Reconciliation of Financial
    Statements to Form 5500

The following is a reconciliation of
assets available for benefits per the
financial statements to the Form 5500:


                                            December 31
                                         1998          1997
Assets available for benefits per
the financial statements              $448,981,035  $428,707,375
Amounts allocated to withdrawing
participants                           (23,572,112)  (26,508,659)
Assets available for benefits
per the Form 5500                     $425,408,923  $402,198,716

Amounts allocated to withdrawing
participants by fund option are
as follows:

                                            December 31
                                         1998          1997

Putnam Stable Value Fund             $  3,335,285  $ 4,076,028
Putnam Growth & Income Fund             1,266,633    2,175,120
Putnam Vista Fund                         725,650      437,132
Putnam Income Fund                        489,029      352,574
Putnam OTC & Emerging Growth Fund         101,700      101,008
Putnam International Growth Fund          270,057      180,827
Wm. Wrigley Jr. Company Common Stock   17,383,758   19,185,970
                                      $23,572,112  $26,508,659

4.   Reconciliation  of Financial Statements
     to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                      Year ended December 31
                                        1998         1997

Benefits paid to participants
per the financial statements         $48,866,447   $39,919,653
Add:   Amounts allocated to
withdrawing participants at
end of year                           23,572,112    26,508,659
Less:   Amounts  allocated
to withdrawing participants
t beginning of year                  (26,508,659)  (19,605,411)
Benefits paid to participants
per the Form 5500                    $45,929,900   $46,822,901

5.  Federal Income Tax Status

The IRS ruled July 18, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Special Investment and
Savings Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Employer contributions under the Plan and earnings of the Trust are not taxable to the participant until the year in which such amounts are distributed. Generally, whenever a participant receives any amount other than an amount attributable to his regular deposit account contributions, such amount is taxable as ordinary income in the year of distribution.
When a participant receives a lump-sum
distribution, certain beneficial rules may apply to reduce or eliminate the tax on such distribution. These benefits include special averaging techniques and rollovers to another qualified employee retirement plan or to an individual retirement account or annuity.

The unrealized appreciation on Wm. Wrigley Jr.
Company Common Stock distributed in a lump-sum distribution or attributable to a participant's regular deposit account contributions in any other distribution will not be subject to federal income tax at the time of distribution but will, to the extent realized, be taxable upon disposition of such shares.

6.  Impact of Year 2000 (Unaudited)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The
Company anticipates substantially completing this phase of the project by mid1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be Year 2000 compliant by mid1999. If modification of data processing systems of either the Plan the Company, or its service providers are not completed timely, the Year
2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

7.  Subsequent Events


In 1999, the Plan added the Putnam Investors
Fund, the Putnam Money Market Fund, and the
Putnam U.S. Government Income Fund as investment fund options and eliminated the Putnam Stable
Value Fund as an investment option.

Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8, File No.
33-15061) pertaining to the Special Investment and Savings Plan for Wrigley Employees of Wm.
Wrigley Jr. Company of our report dated April
23, 1999, with respect to the financial
statements of the Special Investment and Savings
Plan for Wrigley Employees included in this Annual Report (Form 11-K) for the year ended
December 31, 1998.




June 1, 1999